UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-55434
GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.
(Continental Merger Sub, LLC, as successor by merger to Griffin-American Healthcare REIT III, Inc.)
(Exact name of registrant as specified in its charter)

18191 Von Karman Avenue, Suite 300
Irvine, California 92612
(949) 270-9200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, $0.01 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None.*

* Pursuant to the Agreement and Plan of Merger, dated as of June 23, 2021, by and among Griffin-American Healthcare REIT IV, Inc. (“GAHR IV”), Griffin-American Healthcare REIT IV Holdings, LP, Continental Merger Sub, LLC (“Merger Sub”), Griffin-American Healthcare REIT III, Inc. (the “Company”) and Griffin-American Healthcare REIT III Holdings, LP, the Company merged with and into Merger Sub on October 1, 2021, with Merger Sub continuing as the surviving entity and a subsidiary of GAHR IV, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Continental Merger Sub, LLC, as successor by merger to Griffin-American Healthcare REIT III, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 4, 2021	CONTINENTAL MERGER SUB, LLC (as successor by merger to Griffin-American Healthcare REIT III, Inc.) By: American Healthcare REIT, Inc., its sole member

	By:	/s/ Danny Prosky
	Name:	Danny Prosky
	Title:	Chief Executive Officer and President